Exhibit 99.1

NeuroSense Therapeutics CEO Provides Key Corporate Update Video

View video here: https://youtu.be/KCT2wzOqmNo

CAMBRIDGE, Mass., July 18, 2022 -- NeuroSense Therapeutics Ltd. (Nasdaq: NRSN) ("NeuroSense"), a company developing treatments for severe neurodegenerative diseases, today released a corporate update video from its Founder and CEO Alon Ben-Noon. Video highlights include the following:

Amyotrophic Lateral Sclerosis (ALS) Clinical Program for Lead Drug Candidate PrimeC

●	2 clinical studies commenced in Q2 2022.

●	Evaluation of PrimeC in these studies aims to confirm the synergism of the compounds in this combination drug therapy and maximize its potential therapeutic effect.

●	PARADIGM: Phase IIb double-blind, placebo-controlled, multinational clinical trial aims to assess PrimeC’s efficacy, as well as safety & tolerability, in people living with ALS.

o	The study is enrolling 69 people with ALS in Israel, Italy, and the US.

o	Participants are being randomized 2:1 to receive PrimeC or placebo, respectively.

o	Primary endpoints include: assessment of ALS-biomarkers, evaluation of clinical efficacy, and improvement in quality of life.

o	Topline results are expected in Q2 2023.

●	Phase I open-label, randomized, single-dose, three-treatment, three-period crossover Pharmacokinetic (PK) study was carried out in 12 healthy volunteers in the US, under an FDA-cleared IND protocol.

o	The study is designed to evaluate the comparative bioavailability of PrimeC to co-administered ciprofloxacin tablets and celecoxib capsules, and to evaluate the effect of food on the bioavailability of PrimeC.

o	Based on preliminary results, the PK profile of PrimeC supports the formulation’s extended release properties, as the active components are released simultaneously.

Biomarker Studies

●	An ALS biomarker study demonstrated results that further support the potential of PrimeC’s mechanism of action and its potential to hit relevant ALS targets.

o	Disease-related biomarkers remained unchanged over 12 months in people living with ALS.

o	In contrast, over the course of our Phase IIa study with PrimeC, a statistically significant decline in these same biomarkers was observed.

●	An Alzheimer’s disease (AD) biomarker study characterized alterations of novel biomarkers.

o	CogniC, NeuroSense’s AD drug candidate, could potentially be a potent therapeutic, as it aims to modulate pathways related to these biomarkers.

o	A proof-of-concept study is expected to commence in 2023 to assess CogniC in AD.

Please watch the video for more on NeuroSense’s progress to date and an overview of upcoming catalysts and milestones: https://youtu.be/KCT2wzOqmNo

About NeuroSense

NeuroSense Therapeutics, Ltd. is a clinical-stage biotechnology company focused on discovering and developing treatments for patients suffering from debilitating neurodegenerative diseases. NeuroSense believes that these diseases, which include amyotrophic lateral sclerosis (ALS), Alzheimer's disease and Parkinson's disease, among others, represent one of the most significant unmet medical needs of our time, with limited effective therapeutic options available for patients to date. Due to the complexity of neurodegenerative diseases and based on strong scientific research on a large panel of related biomarkers, NeuroSense's strategy is to develop combined therapies targeting multiple pathways associated with these diseases.

For additional information, we invite you to visit our website and follow us on LinkedIn and Twitter.

Forward-Looking Statements

This press release contains "forward-looking statements" that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will" "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on NeuroSense Therapeutics' current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and include statements regarding patent applications; the company's PrimeC development program; the potential for PrimeC to safely and effectively target ALS; preclinical and clinical data for PrimeC; the timing of current and future clinical trials; the nature, strategy and focus of the company and further updates with respect thereto; and the development and commercial potential of any product candidates of the company. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Forward-looking statements contained in this announcement are made as of this date, and NeuroSense Therapeutics Ltd. undertakes no duty to update such information except as required under applicable law.

For further information: Email: info@neurosense-tx.com, Tel: +972 (0)9 799 6183